UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                       National Investment Managers Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63654V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Eugene Grin                                       with a copy to:
   Principal                                         Steven E. Siesser, Esq.
   Laurus Capital Management, LLC                    Lowenstein Sandler PC
   335 Madison Avenue, 10th Floor                    1251 Avenue of the Americas
   New York, New York 10017                          New York, New York 10020
   (212) 541-5800                                    (212) 262-6700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4150669

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  PSource Structured Debt Limited

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Guernsey

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Offshore SPV I, Ltd.

     I.R.S. Identification Nos. of above persons (entities only):  98-0539781

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Offshore SPV II, Corp.

     I.R.S. Identification Nos. of above persons (entities only):  26-0811267

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens U.S. SPV I, LLC

     I.R.S. Identification Nos. of above persons (entities only):  20-8903266

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only):  20-8903345

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  David Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Israel

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Eugene Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,376,941*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,376,941*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,376,941*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      18.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 39,556,669 shares of common stock, par value $0.001 per share ("Common Stock"), of National Investment Managers Inc., a Florida corporation (the
"Company"), issued and outstanding as of May 7, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 7,376,941 shares of Common Stock held as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock; (ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the
Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.

          This Amendment No. 1 ("Amendment  No. 1") amends and  supplements  the
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the U.S. Securities and Exchange Commission on December 13, 2007. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.


Item 1.   Security and Issuer.
          -------------------

          The second sentence of Item 1 is hereby deleted and replaced with the following:

          The principal executive offices of the Company are located at 485 Metro Place South, Suite 275, Dublin, Ohio 43017.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the U.S. Securities and Exchange Commission on May 15, 2009, there were 39,556,669 shares of common stock, par value $0.001 pr share ("Common Stock"), issued and outstanding as of May 7, 2009. Of the 7,376,941 shares of Common Stock held by the Reporting Persons as of May 22, 2009, (i) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held 2,500,966 shares of Common Stock, (ii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 550,008 shares of Common Stock, and (iii) Valens Offshore SPV II, Corp., a Cayman Islands limited company ("Valens SPV II") held 4,325,967 shares of Common Stock.

          In addition to the shares of Common Stock held by the Reporting Persons, PSource Structured Debt Limited, a closed-ended investment company incorporated in Guernsey ("PSource"), also held the following convertible securities of the Company as of May 22, 2009: (i) options issued by the Company in March 2005, having an exercise price of $0.01 per share, subject to certain adjustments ("Options"), to purchase a total of 374,993 shares of Common Stock;
(ii) warrants issued by the Company in March 2005, having an exercise price of $0.50 per share, subject to certain adjustments ("2005 Warrants"), to purchase a total of 1,084,338 shares of Common Stock; and (iii) warrants issued by the Company in May 2006, having an exercise price of $0.1667 per share, subject to certain adjustments ("2006 Warrants"), to purchase a total of 700,000 shares of Common Stock. All of the May 2006 Warrants, the March 2005 Warrants and the March 2005 Options contain an issuance limitation prohibiting the holder thereof from exercising or converting those securities to the extent that such exercise or conversion would result in the beneficial ownership of greater than 4.99% of the then-outstanding shares of Common Stock of the Company by Laurus Master Fund, Ltd. (in Liquidation), a Cayman Islands company (the "Fund"), as the initial holder of the securities, and its affiliates (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder of the securities upon at least sixty-one (61) days' prior notice to the Company.

          PSource is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens SPV II is a wholly owned subsidiary of Valens SPV I. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and, collectively with Valens SPV I, Valens SPV II and PSource, the "Investors"), Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of May 22, 2009, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,376,941 shares of Common Stock, or 18.6% of the shares of Common Stock deemed issued and outstanding as of such date. As of May 22, 2009, for purposes of Rule 13d-3 under the Exchange Act, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,272 shares of Common Stock, or 22.9% of the shares of Common Stock that would be deemed to be issued and outstanding as of such date.

          PSource disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I and Valens SPV II, except to the extent of PSource's pecuniary interest, if any, in Valens U.S., Valens SPV I or Valens SPV II. Each of Valens U.S., Valens SPV I and Valens SPV II disclaims beneficial ownership of the securities of the Company held by PSource, except to the extent of such person's pecuniary interest, if any, in PSource. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors, except to the extent of such person's pecuniary interest, if any, in the Investors. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement (each filed as exhibits to the Schedule 13D to which this Amendment No. 1 relates), the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of
Section 13 of the Exchange Act or otherwise, the beneficial owner of any securities covered by or described in this statement.

          During the sixty (60) days prior to and including May 22, 2009, the Filing Parties effected the following transactions in the Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock. On May 22, 2009, Valens US, Valens SPV I and Valens SPV II sold 67, 15, and 118 shares of Common Stock, respectively, in ordinary brokerage transactions at a price of $0.2325 per share.

          Except as set forth herein, no other shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock are owned, beneficially or otherwise, by the Filing Parties.

          Except as set forth above, none of the Filing Parties has effected any transactions in shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares of Common Stock, during the sixty (60) days prior to and including May 22, 2009.

          In the past, both the Fund and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato"), have held the securities of the Company (including Common Stock, Options, 2005 Warrants and 2006 Warrants) that are the subject of the Schedule 13D to which this Amendment No. 1 relates. As such, the Fund and Erato were previously included as Reporting Persons in the Schedule 13D and were "Filing Parties" as such term is used herein. However, all of the securities of the Company held from time to time by the Fund or Erato have been transferred and sold to affiliated Reporting Persons included herein, and the Fund and Erato are no longer Reporting Persons or members of the "disclaimed group" that files beneficial ownership reports with respect to the Company's securities.



Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Appendix A    Joint Filing Agreement, dated as of June 3, 2009, by and
                        among the Filing Parties.

                                    Signatures
                                    ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 3, 2009


PSOURCE STRUCTURED DEBT LIMITED

By:  LAURUS CAPITAL MANAGEMENT, LLC
     Individually and as Investment Manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Principal


VALENS OFFSHORE SPV I, LTD.

VALENS OFFSHORE SPV II, CORP.

VALENS U.S. SPV I, LLC

By:  VALENS CAPITAL MANAGEMENT, LLC
     Individually and as Investment Manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Principal


DAVID GRIN

/s/ David Grin
--------------------------------------
    David Grin


EUGENE GRIN

/s/ Eugene Grin
--------------------------------------
    Eugene Grin


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

                             Joint Filing Agreement
                             ----------------------

          Each of Valens Capital Management, LLC, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Eugene Grin and David Grin hereby agree, by their execution below, that the Amendment No. 1 to Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.


Dated:  June 3, 2009


PSOURCE STRUCTURED DEBT LIMITED

By:  LAURUS CAPITAL MANAGEMENT, LLC
     Individually and as Investment Manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Principal


VALENS OFFSHORE SPV I, LTD.

VALENS OFFSHORE SPV II, CORP.

VALENS U.S. SPV I, LLC

By:  VALENS CAPITAL MANAGEMENT, LLC
     Individually and as Investment Manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Principal


DAVID GRIN

/s/ David Grin
--------------------------------------
    David Grin


EUGENE GRIN

/s/ Eugene Grin
--------------------------------------
    Eugene Grin



                                      A-1